UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 26, 2013

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value	$29,504,582	$24,560,864
Employer’s contributions receivable	35,958	19,288
Notes receivable from participants	455,348	505,249
Net assets available for benefits, at fair value	$29,995,888	$25,085,401

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$3,270,751	$(1,170,144)
Interest and dividends	907,526	624,438
Net investment income (loss)	4,178,277	(545,706)

Interest income on notes receivable from participants:	25,085	26,508

Contributions:
Employer	802,696	765,391
Participants	1,420,099	1,395,704
Rollovers	165,200	276,899
Total contributions	2,387,995	2,437,994
	6,591,357	1,918,796

Deductions:
Benefits paid to participants	1,626,637	1,984,005
Administrative expenses	54,233	66,515
Total deductions	1,680,870	2,050,520

Net increase (decrease)	4,910,487	(131,724)
Net assets available for benefits, beginning of year	25,085,401	25,217,125
Net assets available for benefits, end of year	$29,995,888	$25,085,401

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1)‑1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples Bancorp Inc. Common Stock. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7).
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted to be made to the Plan.   In 2012 and 2011, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2012 and 2011).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2012, Plan assets included $19,722 allocated to accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid, and there were none at December 31, 2011.
Notes Receivable from Participants
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples Bancorp Inc. Common Stock, has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2012 and 2011, these units are comprised of 209,229 and 223,563 shares of Peoples Bancorp Inc. Common Stock and cash of $162,639 and $184,304, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 3.	Investments
The Plan's investments are held by a bank-administered trust fund. The following table presents those investments that represent 5% or more of the Plan's total assets, at fair value:

	2012	2011
Mutual funds:
Vanguard Total Stock Market Index Fund	$2,756,788	$2,127,226
Fidelity Retirement Government Money Market	2,427,983	2,252,351
Columbia Acorn Fund-Z	2,300,418	1,965,499
T.Rowe Price Balanced Fund	2,232,625	1,902,264
Vanguard Primecap Core Investment	2,158,571	1,802,831
Harbor International Equity-I Fund	1,991,957	1,467,314
Mainstay Large Cap Growth-I Fund	1,874,608	1,595,761
PIMCO Total Return D	1,822,296	1,284,219
Columbia Mid Cap Index Fund-Z	1,593,635	1,335,561
PIMCO Low Duration D Fund	(a)	1,676,172

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	4,437,175	3,500,609

(a) The investment comprised less than 5% of the Plan's total assets at the respective year-end.
The following table details the net appreciation or depreciation of the Plan's investments during the years ended December 31, 2012 and 2011, including realized gains and losses on those investments bought, sold and held during the period:

	2012	2011
Mutual funds:
Blended Funds	$1,196,413	$(347,137)
International Funds	296,874	(264,569)
Large Cap	199,608	(164,212)
Mid Cap	154,033	(141,875)
Small Cap	129,270	(109,013)
Income Funds	39,707	13,357

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	1,254,846	(156,695)
Net appreciation (depreciation) in fair value	$3,270,751	$(1,170,144)
Interest and dividends realized on the Plan's investments for the years ended 2012 and 2011 were $907,526 and $624,438, respectively.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp common stock units: Peoples Bancorp common stock units are held in a unitized fund and are comprised of cash and common stock in Peoples Bancorp Inc. The underlying common stock is valued at the closing price of the common stock reported on the NASDAQ Global Select Market® under the symbol “PEBO” and is classified within Level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2012
Mutual funds:
Blended Funds	$16,186,076	$—	$—	$16,186,076
Income Funds	1,575,997	—	—	1,575,997
International Funds	2,187,089	—	—	2,187,089
Large Cap	1,874,608	—	—	1,874,608
Mid Cap	1,861,558	—	—	1,861,558
Small Cap	1,382,079	—	—	1,382,079
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	4,437,175	—	—	4,437,175
Total	$29,504,582	$—	$—	$29,504,582

2011
Mutual funds:
Blended Funds	$13,430,195	$—	$—	$13,430,195
Income Funds	1,775,658	—	—	1,775,658
International Funds	1,671,253	—	—	1,671,253
Large Cap	1,595,761	—	—	1,595,761
Mid Cap	1,392,654	—	—	1,392,654
Small Cap	1,194,734	—	—	1,194,734
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	3,500,609	—	—	3,500,609
Total	$24,560,864	$—	$—	$24,560,864

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.
The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $53,676 and $62,518 of record keeping fees to The Hartford during 2012 and 2011, respectively.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 7.	Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 8.	Subsequent Events
In 2013, management identified that the Plan did not withhold participants' contributions on compensation received in the form of restricted stock, and the corresponding employer match was not recorded for individuals that had not reached the contribution limit. This occurred for the years of 2007 through 2012, and is not believed to have a material impact on the Plan's financial statements, therefore no receivable has been recorded. The Plan is working with legal counsel to remediate the finding as soon as practicable.

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)(b) Identity of Issuer	(c) Description of Investment		(e) Current Value
Allianz NFJ Small Cap Value Instrument	4,771	units	$142,832
American Century Mid Cap Value Investment	6,200	units	80,782
American Century Strategic Allocation Conservative Fund	18,549	units	106,843
American Century Strategic Allocation Aggressive Fund	61,922	units	498,471
American Century Strategic Allocation Moderate Fund	59,093	units	405,377
American Century Equity Income Fund Investment	17,372	units	135,851
Artisan Mid Cap Investment	4,985	units	187,141
Blackrock Global Allocation-I Fund	9,840	units	195,132
Columbia Acorn Fund-Z	75,547	units	2,300,418
Columbia Mid Cap Index Fund-Z	135,054	units	1,593,635
Fidelity Retirement Government Money Market	2,427,983	units	2,427,983
Fidelity Spartan International Index Investment	797	units	27,318
Harbor International Equity-I Fund	32,066	units	1,991,957
Mainstay Large Cap Growth-I Fund	234,913	units	1,874,608
* Peoples Bancorp Stock	339,753	units	4,437,175
PIMCO Low Duration D Fund	137,026	units	1,440,146
PIMCO Total Return D	162,126	units	1,822,296
T Rowe Price Balanced Fund	108,170	units	2,232,625
T Rowe Price New Horizons	5,805	units	192,547
T Rowe Price Retirement 2005	898	units	10,903
T Rowe Price Retirement 2010	2,606	units	42,918
T Rowe Price Retirement 2015	4	units	49
T Rowe Price Retirement 2020	18,066	units	323,023
T Rowe Price Retirement 2025	14,555	units	190,955
T Rowe Price Retirement 2030	12,982	units	245,619
T Rowe Price Retirement 2035	7,987	units	106,863
T Rowe Price Retirement 2040	10,144	units	193,657
T Rowe Price Retirement 2045	11,110	units	141,214
T Rowe Price Retirement 2050	18,216	units	194,185
Vanguard Primecap Core Investment	144,579	units	2,158,571
Vanguard Small Cap Index	27,019	units	1,046,700
Vanguard Total Stock Market Index Fund	77,351	units	2,756,788
* Participant loans (Interest rates ranging from 5.25% to 10.25%)			455,348
Assets held at end of year			$29,959,930

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 26, 2013	By:	/s/ TYLER WILCOX
Tyler Wilcox
Senior Vice President, Director of Human Resources
Chairperson, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm